

02006900

VF 3-11-02

[UNI]TED STATES
[SECURITIES AND] EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46099

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transglobal Capital Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21800 Oxnard St, Suite 220
(No. and Street)

Woodland Hills, CA 91367
(City) (State) (Zip Code)


RECD S.E.C.
MAR 01 2002
535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joleita Polk, President 818-883-3700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Merdinger Fruchter Rosen + Corso PC
(Name — *if individual, state last, first, middle name*)

12300 Wilshire Blvd., Ste. 410, Los Angeles, CA 90025
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/15/02 S.S

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Joiceita T. Polk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transglobal Capital Corporation, as of February 28, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Ø

SEE ATTACHED "LOOSE JURAT"

Signature

President/CEO

Title

Notary Public


SEC MAIL PROCESSING
RECEIVED
MAR 01 2002
WASH, D.C.
365
SECTION

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of CALIFORNIA
County of Los Angeles } ss.


TONI ANN BENSHIMON
Commission # 1321284
Notary Public - California
Los Angeles County
My Comm. Expires Oct 17, 2005

Subscribed and sworn to (or affirmed) before me this 28th (Date) day of February (Month), 2002 (Year), by

(1) Jolceita T. Polk
Name of Signer(s)

(2) N/A
Name of Signer(s)

Toni Ann Benshimon
Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 2/28/02 Number of Pages: 1

Signer(s) Other Than Named Above: N/A


RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here


RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

TRANSGLOBAL CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

TRANSGLOBAL CAPITAL CORPORATION
FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

INDEX

MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
12300 WILSHIRE BOULEVARD
SUITE 410
LOS ANGELES, CA 90025

TEL: (310) 442-4746
FAX: (310) 442-4736

NEW YORK OFFICE
888 SEVENTH AVENUE
NEW YORK, NEW YORK 10106
TEL: (212) 757-8400
FAX: (212) 757-6124

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF
TRANSGLOBAL CAPITAL CORPORATION

We have audited the accompanying balance sheets of Transglobal Capital Corporation as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transglobal Capital Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
Certified Public Accountants

Los Angeles, California
February 5, 2002

TRANSGLOBAL CAPITAL CORPORATION
BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 42,471	$ 17,564
Accounts receivable	-	20,000
Commissions receivable	5,028	20,442
Due from related party	996	9,000
Marketable securities, at market value	20,205	94,144
Total current assets	68,700	161,150
Property and equipment, net of accumulated depreciation of $11,386 and $34,883	6,033	48,809
Other assets	21,846	7,789
TOTAL ASSETS	$ 96,579	$ 217,748
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 8,260	$ 14,614
Note payable	-	47,313
Security deposit payable	3,915	3,915
Total Liabilities	12,175	65,842
Commitments and contingencies	-	-
STOCKHOLDERS' EQUITY		
Common Stock, $.01 par value, 3,000 shares authorized, issued and outstanding	30	30
Additional paid-in capital	206,108	206,108
Accumulated Deficit	(121,734)	(54,232)
Total stockholders' equity	84,404	151,906
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 96,579	$ 217,748

The accompanying notes are an integral part of the financial statements.

TRANSGLOBAL CAPITAL CORPORATION
STATEMENTS OF OPERATIONS

	For The Year Ended December 31,	
	2001	2000
REVENUE		
Commissions	$ 61,317	$ 114,632
Investment banking income	295,475	191,705
Other income	(54,923)	(776,725)
Total revenue	301,869	(470,388)
OPERATING EXPENSES		
Commissions and clearance charges	99,172	258,732
Employee compensation and benefits	94,757	169,788
Rent and equipment	74,332	93,786
Telephone expense	16,823	20,339
Professional and consulting fees	50,423	38,682
Depreciation and amortization	15,771	16,738
License and fees	15,429	7,866
Travel and entertainment	7,330	4,907
Other operating expenses	28,844	56,821
Total operating expenses	402,881	667,659
Loss from operations	(101,012)	(1,138,047)
OTHER INCOME		
Gain on disposal of asset	33,510	-
Loss before provision for income taxes	(67,502)	(1,138,047)
Provision for income taxes	-	415,000
Net loss	$ (67,502)	$ (723,047)

The accompanying notes are an integral part of the financial statements.

TRANSGLOBAL CAPITAL CORPORATION
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Amount			
Balance at January 1, 2000	3,000	$ 30	$ 206,108	$ 668,815	$ 874,953
Net loss for the year ended December 31, 2000	-	-	-	(723,047)	(723,047)
Balance at December 31, 2000	3,000	30	206,108	(54,232)	151,906
Net loss for the year ended December 31, 2001	-	-	-	(67,502)	(67,502)
Balance at December 31, 2001	3,000	$ 30	$ 206,108	$(121,734)	$ 84,404

The accompanying notes are an integral part of the financial statements.

TRANSGLOBAL CAPITAL CORPORATION
STATEMENTS OF CASH FLOWS

	For The Year Ended December 31,	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (67,502)	$ (723,047)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	15,771	16,738
Investments received for service	(153,750)	-
Loss on assets written-off	28,044	-
Unrealized (gain) loss	146,845	505,500
Deferred taxes	-	(415,000)
Changes in certain assets and liabilities		
(Increase) decrease in accounts receivable	20,000	72,000
(Increase) decrease in commissions receivable	15,414	(8,527)
Decrease in due from related party	8,004	(9,000)
Decrease in marketable securities	80,844	581,881
(Increase) in other assets	(14,057)	-
Increase (decrease) in accounts payable and accrued expenses	(6,354)	7,534
(Decrease) in accrued commissions and clearing charges	-	(20,978)
Increase (decrease) in income taxes payable	-	(20,000)
Total cash provided by (used in) operating activities	73,259	(12,899)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(1,039)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease in notes payable	(47,313)	(10,000)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	24,907	(22,899)
CASH AND CASH EQUIVALENTS – BEGINNING	17,564	40,463
CASH AND CASH EQUIVALENTS – ENDING	$ 42,471	$ 17,564
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest Expense	$ -	$ -
Income Taxes	$ -	$ 12,000

NON-CASH ACTIVITIES:

During the year ended December 31, 2001, the Company performed investment banking services and received $153,750 in stock.

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Transglobal Capital Corporation (the "Company"), is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed broker-dealer in securities under the Securities Exchange Act of 1934, and in connection with these activities, holds no funds or securities for customers. The Company has an office located in Woodland Hills, California. All transactions are executed and cleared with a clearing broker-dealer on a fully disclosed basis, and accordingly, the Company is exempt from the provisions of Rule 15c-3 under subparagraph (k)(2)(b).

The Company is a wholly owned subsidiary of Spectrum Equities, LLC ("Spectrum").

These financial statements include only the activity of the unconsolidated subsidiary, Transglobal Capital Corporation.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions
As a fully disclosed broker-dealer, customers' securities transactions are recorded through the clearing broker-dealer on a settlement date basis with related commission income and expenses recorded by the Company on a trade date basis. Securities transactions of the Company are recorded on a trade date basis. Investment banking income is included in revenue and is recorded at the time the transaction is completed and the income is reasonably determined.

Marketable Securities
Marketable securities are valued at market value. The resulting difference between cost and market value is included in other income in the accompanying income statement. At December 31, 2001, marketable securities are "marked to the market" and the resulting unrealized gain or loss is recorded on the statement of operations as other income. Marketable securities consist of corporate stocks.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Marketable securities held as inventories of the Company on its own trading account are included as an operating activity in the statement of cash flows.

Depreciation and Amortization
Property and equipment is stated at cost and is depreciated using the straight-line method over their estimated useful lives.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments
The carrying value of the Company's current asset and current liabilities approximates their fair value due to the relatively short maturity of these instruments.

Concentration of Credit Risk
The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances exceeded FDIC insured levels at various times during the year.

Long-Lived Assets
SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"" requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted this statement and determined that no impairment loss need be recognized for applicable assets of operations.

Income Taxes
The Company adopted the Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". This statement requires deferred income taxes to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts, including net operating loss carryforwards.

Comprehensive Income
SFAS No. 130, "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of December 31, 2001, the Company has no items that represent comprehensive income, therefore, has not included a schedule of comprehensive income in the accompanying financial statements.

NOTE 2 - ACCOUNTS RECEIVABLE

As of December 31, 2001 and 2000, accounts receivable represents commissions earned, but not received, on investment banking transactions totaling $0.00 and $20,000, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

As of December 31, 2001 and 2000, the Company has a receivable from an officer totaling $996 and $9,000 respectively. This receivable is due upon demand.

NOTE 4 - INVESTMENTS IN MARKETABLE SECURITIES

During the years ended December 31, 1999 and 1998, the Company received shares of a company's common stock ("restricted GTC stock") relating to an investment banking transaction.

During the year ended December 31, 2000, the Company:

a) sold 263,000 shares of the restricted GTC stock upon conversion into unrestricted GTC stock leaving the Company 295,325 shares of restricted stock; and

b) converted 41,675 shares of restricted GTC stock into unrestricted common stock.

During the year ended December 31, 2001, the Company:

a) sold the remaining 295,325 shares of restricted GTC stock upon conversion into unrestricted common stock; and 41,150 of unrestricted GTC stock.

b) Received 375,000 shares of a company's common stock ("restricted HEI stock") valued at $153,750 or $.41 per share relating to an investment banking transaction. As of December 31, 2001, these 375,000 shares were valued at $ .04 per share or $15,000.

As of December 31, 2001 and 2000, marketable securities were as follows:

	December 31,	
	2001	2000
Restricted GTC stock (0 and 295,325 shares)	$ -	$ 73,831
Restricted HEI stock	15,000	-
Unrestricted GTC stock (525 and 41,675 shares)	105	10,418
Other equity securities	5,100	9,895
	$ 20,205	$ 94,144

NOTE 5 - PROPERTY AND EQUIPMENT

A summary of property and equipment is as follows:

	December 31,	
	2001	2000
Automobile	$ -	$ 67,313
Computer Equipment	8,150	8,774
Furniture and Equipment	9,269	7,605
	17,419	83,692
Less: Accumulated Depreciation	(11,386)	(34,883)
Net Property and Equipment	$ 6,033	$ 48,809

Depreciation and amortization expense for the years ended December 31, 2001 and 2000 was $15,771 and $16,738, respectively.

NOTE 6 - NOTE PAYABLE

As of December 31, 2000, the Company had an outstanding note for the purchase of an automobile, totaling $47,313. During the year ended December 31, 2001, the automobile was stolen. The insurance claim has been settled in the amount of $61,557. As of December 31, 2001, the Company received and paid off the loan in the amount of $47,313. An additional receivable in the amount of $14,244 has been recognized and recorded as other assets.

NOTE 7 - INCOME TAXES

The components of the provision for income taxes are as follows:

	December 31,	
	2001	2000
Current Tax Expense		
U.S. Federal	$ -	$ -
State and Local	-	-
Total Current	-	-
Deferred Tax Expense		
U.S. Federal	$ -	$ -
State and Local	-	-
Total Deferred	-	-
Total Tax Provision	$ -	$ -

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows at December 31, 2001 and 2000:

NOTE 7 - INCOME TAXES (Continued)

	December 31,	
	2001	2000
Prior Year Deferred Tax Liability	$ -	$ 415,000
Investment Banking Income	-	-
Unrealized gain (loss)	-	-
Reversal of prior years unrealized gains	-	(415,000)
Net operating loss carryforwards	-	(18,000)
Deferred Tax (Asset) Liability	-	(18,000)
Less: Allowance	-	18,000
Net Deferred Tax (Asset) Liability	$ -	$ -

The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

	December 31,	
	2001	2000
Federal Income Tax Rate	34.0%	34.0%
State Income Tax, Net of Federal Benefit	-	-
Effective Income Tax Rate	34.0%	34.0%

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases office space under non-cancelable operating leases.

The future minimum annual aggregate rental payments required under operating leases that have initial or remaining non-cancelable lease term in excess of one year are as follows:

Years Ending December 31,	
2002	74,331
2003	74,331
2004	74,331
2005	74,331
2006	74,331
	$ 371,655

Rent expense charged to operations amounted to $74,332 for the year ended December 31, 2001.

NOTE 9 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital.

NOTE 9 - NET CAPITAL REQUIREMENTS (Continued)

As of December 31, 2001, the Company had net capital of $36,943 which, was $31,943 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.22 to 1 at December 31, 2001.

As of December 31, 2000, the Company had net capital deficiency of $10,570, which was $15,570 deficient of its required net capital of $5,000. The Company's net capital ratio was (1.38) to 1 at December 31, 2000.

NOTE 10 - OFF BALANCE SHEET RISKS

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company, and is responsible for execution, collection and payment of funds, receipts and delivery of securities relative to customers' transaction. Off balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
12300 WILSHIRE BOULEVARD
SUITE 410
LOS ANGELES, CA 90025

TEL: (310) 442-4746
FAX: (310) 442-4736

NEW YORK OFFICE
888 SEVENTH AVENUE
NEW YORK, NEW YORK 10106
TEL: (212) 757-8400
FAX: (212) 757-6124

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE BOARD OF DIRECTORS OF
TRANSGLOBAL CAPITAL CORPORATION

We have audited the accompanying financial statements of Transglobal Capital Corporation as of and for the years ended December 31, 2001 and 2000, and have issued our report thereon dated February 5, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
Certified Public Accountants

Los Angeles, California
February 5, 2002

TRANSGLOBAL CAPITAL CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2001

	Amount Per Auditors' Calculation	Unaudited Amounts Reported By Broker	Difference
Total stockholder equity from statement of financial condition	$ 84,404	$ 84,403	$ 1
Deduction and/or changes:			
Receivable from Non-Customers	-	14,058	(14,058)
Due from related party	996	996	-
Property and equipment (net)	6,033	6,032	1
Restricted Securities	18,300	18,300	
Other assets	21,846	7,788	14,058
Total deductions and/or charges	47,175	47,174	1
Net capital before allowable credits and changes on security positions	37,229	37,229	-
Deferred taxes	-	-	-
Net capital before changes on security positions	-	-	-
Necessary changes on security positions	(286)	(286)	-
Net capital	36,943	36,943	-
Minimum net capital required	(5,000)	(5,000)	-
Excess net capital	$ 31,943	$ 31,943	$ -
Total aggregate indebtedness included in statement of financial condition	$ 8,260	$ 8,260	$ -
Ratio of aggregate indebtedness to net capital	0.22 to 1	0.22 to 1	

TRANSGLOBAL CAPITAL CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2000

	Amount Per Auditors' Calculation	Unaudited Amounts Reported By Broker	Difference
Total stockholder equity from statement of financial condition	$ 151,906	$ (255,289)	$ 407,195
Deduction and/or changes:			
Accounts receivable	20,000	10,000	10,000
Due from related party	9,000	-	9,000
Property and equipment (net)	48,809	60,793	(11,984)
Other assets	7,789	7,789	-
Restricted Securities	73,831	77,131	(3,300)
Total deductions and/or charges	159,429	155,713	3,716
Net capital before allowable credits and changes on security positions	(7,523)	(411,002)	403,479
Deferred taxes	-	415,000	(415,000)
Net capital before changes on security positions	(7,523)	3,998	(11,521)
Necessary changes on security positions	(3,047)	(14,122)	11,075
Net capital	(10,570)	(10,124)	(446)
Minimum net capital required	(5,000)	(5,000)	-
Excess net capital	$ (15,570)	$ (15,124)	$(446)
Total aggregate indebtedness included in statement of financial condition	$ 14,614	$ 63,994	$(49,380)
Ratio of aggregate indebtedness to net capital	(1.38) to 1	(6.32) to 1	

MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
888 SEVENTH AVENUE
NEW YORK, NEW YORK 10106

TEL: (212) 757-8400
FAX: (212) 757-6124

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE BOARD OF DIRECTORS OF
TRANSGLOBAL CAPITAL CORPORATION

In planning and performing our audit of the financial statements and supplemental schedules of Transglobal Capital Corporation for the years ended December 31, 2001 and 2000, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a),(11), and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making quarterly securities examinations, counts, verifications, and comparisons;

2. recordation of differences required by rule 17a-13; and

3. complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
12300 WILSHIRE BOULEVARD
SUITE 410
LOS ANGELES, CA 90025

TEL: (310) 442-4746
FAX: (310) 442-4736

NEW YORK OFFICE
888 SEVENTH AVENUE
NEW YORK, NEW YORK 10106
TEL: (212) 757-8400
FAX: (212) 757-6124

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE BOARD OF DIRECTORS OF
TRANSGLOBAL CAPITAL CORPORATION

In planning and performing our audit of the financial statements and supplemental schedules of Transglobal Capital Corporation for the years ended December 31, 2001 and 2000, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a),(11), and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making quarterly securities examinations, counts, verifications, and comparisons;

2. recordation of differences required by rule 17a-13; and

3. complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.



MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
Certified Public Accountants

Los Angeles, California
February 5, 2002

TRANSGLOBAL CAPITAL CORPORATION
SCHEDULES NOT INCLUDED IN AUDIT PACKAGE
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

The following schedules are not applicable to Transglobal Capital Corporation:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

   Transglobal Capital Corporation is exempt from the reserve requirement under Rule 15c3-3(K)(2)(b).

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3:

   Transglobal Capital Corporation is exempt from the reserve requirement under Rule 15c3-3(K)(2)(b).

3. A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3:

   Transglobal Capital Corporation is exempt from the reserve requirements under Rule 15c3-3(K)(2)(b).

4. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation:

   Transglobal Capital Corporation has no subsidiaries, therefore, no consolidation is necessary.